Standard;UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

------------------------------

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

Commission File Number: 0-30948

QI Systems Inc.

(Translation of registrant’s name into English)

Unit 101 - 3820 Jacombs Road

Richmond, British Columbia

Canada, V6V 1Y6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X__ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X__

DATE: March 20, 2006

TO: QI Systems Warrant Holders

FROM: Steve Garman

RE: Extension of Warrant Agreement

I am writing to advise you about an approaching event that will have an impact on share purchase warrants you hold from QI Systems, Inc. You hold from warrants from the Company that are scheduled to expire on April 1, 2006.

QI Systems has announced that it is seeking to change the location of the Company’s registry from British Columbia, Canada to the United States. To that end, QI has completed and filed an S-4 registration of our stock with the US Securities & Exchange Commission. The United States domestication of the Company will be completed upon 1) final approval of the SEC to allow our S-4 registration to become effective, 2) shareholder approval of the new registry and 3) authorization by the Board of Directors to complete the process.

As part of the S-4 application QI Systems will register all of the Company’s US stock to be exchanged for the outstanding shares of QI Systems Inc. at the effective date. This means that once the domicile change is complete, all of the stock issued prior to the effective date of the domestication, including any restricted stock, will be replaced with registered shares that, subject to state laws and exemptions, are free trading.

Since there has been some confusion among shareholders with regard to exercising warrants during the US domestication process, the Board of Directors of QI Systems Inc. has approved a 60 day extension of the April 1, 2006 expiry date of your warrants. As a result, you have until 5:00 PM CST on June 1, 2006 to complete your warrant purchase. To do so, you must send your signed Warrant Agreement, along with a certified check made out to QI Systems Inc., to the Company at the address shown above.

While you have been granted an extension of your purchase rights, only the shares issued for warrants exercised prior to the effective date of the domestication change will be exchanged for registered shares. Warrants exercised after the completion of the re-domestication will be issued restricted stock of the US entity that will carry the standard one year hold period in accordance with the current warrant agreement.

QI Systems thanks you for your past support of the Company and looks forward to your continued participation in our growth as you exercise your warrants.

Sincerely,

Steven R. Garman

President & CEO

[Signature page to Follow]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: March 27, 2006
By: Steven R. Garman

(Signature) *

Steven R. Garman

President and CEO

____________________________

* Print the name and title under the signature of the signing officer.